NR13-15	July 29, 2013

Cardero Announces Demand for Payment from Secured
Creditors

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces that it has received a demand for payment of certain outstanding indebtedness (the “Indebtedness”) to certain affiliates of Luxor Capital Group, LP. (collectively, “Luxor”), secured creditors of the Company. Luxor are the holders of senior secured notes of the Company (the “Notes”), the issuance of which was announced by the Company on April 23, 2013. Cardero Coal Ltd., the Company’s wholly-owned subsidiary, was also served with a demand for payment for the Indebtedness in its capacity as guarantor in connection with Notes. The demand is in the amount of $5,668,513.90, and payment is to be on or before August 5, 2013. The default upon which the demand is based is the alleged failure by Cardero to pay legal costs in the amount of USD 48,136.91 incurred by Luxor in connection with the Notes.

Cardero disputes that it was provided with proper notice to pay the legal fees, and takes the position that there has therefore been no default and that the demand for payment of the Notes is invalid. Payment of the outstanding legal fees has been made. Cardero will resist any attempts by Luxor to enforce payment based on the alleged default, including by appropriate legal action.

Notwithstanding that Cardero does not accept that it is in default under the Notes, the Company is presently engaged in advanced negotiations to secure the appropriate financing to pay out the Indebtedness to Luxor, and anticipates receiving a term sheet in respect of such financing shortly, with a view to completing such financing prior to August 5, 2013.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the TSX (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors o
CARDERO RESOURCE CORP.

“Hendrik Van Alphen” (signed)
Hendrik Van Alphen, President & Chief Executive Officer

Contact Information:	Hendrik Van Alphen
Direct Tel: 604 638-3882

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cardero Resource Corp.	- 2 -	July 29, 2013
NR13-15 – Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding arranging a financing to repay the Indebtedness, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the uncertainty of any legal proceedings that may occur involving the Indebtedness and Luxor, the ability of the Company to complete the necessary financing to repay the Indebtedness as proposed, and other risks and uncertainties disclosed in the Company's 2013 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.